Exhibit 4.14

AMENDMENT TO WARRANTS TO PURCHASE STOCK

This Amendment to Warrant to Purchase Stock (this “Amendment”) is dated as of November 25, 2008 by and between Sand Hill Finance, LLC (“Holder”) and IceWEB, Inc. (“Company”).

Recitals.

Company issued Warrants to Purchase Stock to Holder dated as of December 19, 2005 and February 28, 2008 (individually, a “Warrant” and collectively, the “Warrants”).

Now, therefore, Company and Holder agree as follows:

1. The initial Exercise Price under each of the Warrants shall be $0.50 per share.

2. Except as amended hereby, each Warrant remains in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, and both of which shall constitute one instrument…

ICEWEB, INC.

By:	/s/ Mark B. Lucky

Name:	Mark B. Lucky

Title:	Chief Financial Officer

SAND HILL FINANCE, LLC

By:	/s/ Mark Cameron

Name:	Mark Cameron

Title:	Partner